September 20, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Alpha Tau Medical Ltd. Registration Statement on Form F-3 Filed September 11, 2023 Registration No. 333-274457

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 22, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Alpha Tau Medical Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Michael J. Rosenberg of Latham & Watkins LLP, counsel to the Company, at (212) 906-1829, or in his absence, Joshua Kiernan at +44.20.7710.5820, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Alpha Tau Medical Ltd.

By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

cc:	Michael J. Rosenberg